東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

2008 AUG 12 P 12:14

FICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 082-04837

[redacted]

August 5, 2008

08004305

SUPPL

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following English translation of the documents published by the Company in Japan.

June 6, 2008	Notice of the 47th Ordinary General Meeting of Shareholders
June 24, 2008	Notice of Resolutions of the 47th Ordinary General Meeting of Shareholders

Yours truly,

Ken Takahashi

PROCESSED
AUG 14 2008
THOMSON REUTERS

Encls.
cc: Promise Co., Ltd.

dw 8/13

(Excerpt translation)

FILE NO. 082-04837

(Security Code: 8574)
June 6, 2008

To the Shareholders:

Notice of the 47th Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 47th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to be present at such meeting.

Since you may exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying Reference Documents for the General Meeting of Shareholders and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal by 6:00 p.m., Monday, June 23, 2008.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Description

1. Date and hour of meeting:

   June 24, 2008 (Tuesday), 10:00 a.m.

2. Place of meeting:

   Yukyu-no-ma, 2nd Floor, Hotel Metropolitan Edmont
   10-8, Iidabashi 3-chome, Chiyoda-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 47th fiscal year (from April 1,

2007 to March 31, 2008)

2. Report on the non-consolidated financial statements for the 47th fiscal year (from April 1, 2007 to March 31, 2008)

Matters for resolution:

Proposition No. 1: Appropriation of retained earnings

Proposition No. 2: Election of eight (8) Directors

Proposition No. 3: Election of one (1) Deputy Auditor

Proposition No. 4: Payment of Bonuses to Directors and Statutory Auditors

Proposition No. 5: Award of Retirement Bonus to Retiring Director

- END -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2007 to March 31, 2008)

I. Current state of the Group:

1. Developments of business and the results thereof, etc.

During the fiscal year ended March 31, 2008, the Japanese economy continued to recover until the middle of the year at a moderate pace, backed primarily by capital expenditures as corporate earnings remained strong. However, consumer spending was lackluster due to the termination of the fixed rate tax cut for individuals, slower growth in personal income, and concerns about the future, notably involving public sector pensions. Also there have been growing worries about the outlook for the Japanese economy. In particular, there have been concerns about the impact of a weakening U.S. economy due to the subprime loan crisis and the persistently high cost of petroleum and other raw materials.

In the consumer finance industry, companies continued to face an extremely challenging operating environment. Companies were significantly altering their business portfolios and restructuring operations by closing unprofitable branches, cutting the workforce and taking other actions. These changes are forcing many small- and medium-sized consumer finance companies to shut down their operations. In addition, Japan's Money Lending Business Law became effective in December 2007. Major provisions of this law include tighter restrictions on loan collection activities, the establishment of a system for ordering companies to improve operations, and the establishment of the Japan Financial Services Association as a self-governing body for the consumer finance industry.

The Promise Group is taking many actions in response to the rapid changes in market conditions with the aim of becoming an organization that can provide services with No. 1 support of customers. The core strategies are rebuilding the consumer finance business and diversifying the profit structure. The objectives are to build a sound earnings base and establish new sources of growth.

Results for the fiscal year ended March 31, 2008 by business are as follows:

[Financing Business]

There was a substantial decline in consumer loans outstanding at Promise Co., Ltd. (non-consolidated) due to the adoption of tighter credit scoring standards designed to improve loan portfolio quality, growth in loan losses due to an increase in interest repayment claims, and other factors. However, segment earnings benefited from the consolidation of SANYO SHINPAN FINANCE CO., LTD. ("SANYO SHINPAN"), and from higher earnings from loan guarantees and other peripheral businesses. Due to these factors, operating income in the financing business increased 6.6% year-on-year to

¥383,998 million.

The major policies undertaken in the fiscal year ended March 31, 2008 are outlined below:

(Rebuilding the consumer finance business)

The Promise Group is rebuilding its consumer finance business with the aim of shifting to a profit structure that can be successful following the enactment of all provisions of the Money Lending Business Law.

Beginning on December 19, 2007, interest rates on loans to new customers have been lowered to an annual rate of 7.9% to 17.8%, which is within the range prescribed by the Interest Rate Restriction Law. By lowering interest rates prior to the required reduction, which is consistent with the intent of the Money Lending Business Law, Promise aims to earn the trust of customers and meet their expectations while quickly switching to a business model designed to operate under the new interest rate structure.

Promise is also reforming its cost structure. The processing of applications from automatic contract machines and other sources along with call center operations have been consolidated at two contact centers for Eastern and Western Japan. In another effort to streamline sales operations, Promise made changes to its nationwide branch network.

Regarding the Promise Group, the operations of subsidiaries QUOQLOAN INC. (now Tamport Co., Ltd.) and Sun Life Co., Ltd. have been downsized and all branches of these companies were closed. In addition, SANYO SHINPAN joined the Promise Group through a friendly takeover bid. The primary objectives of adding SANYO SHINPAN to the Group are to use the advantage of a greater scale of operations to establish a more powerful earnings base and to radically alter the Group's cost structure. Many initiatives are currently under way with the goal of rapidly capturing synergies among Group companies. More actions will be taken in collaboration with SANYO SHINPAN to further improve earnings in the consumer finance business, as well as in the loan guarantee business, loan servicer business and other businesses.

(Diversifying profit structure)

The Promise Group is currently working on diversifying its profit structure and driving top line growth by integrating its own know-how with the strengths of alliance partners.

In the loan guarantee business, the Promise Group is focusing on increasing the amount of loans guaranteed, primarily by the increase in guarantees extended to Sumitomo Mitsui Banking Corporation (SMBC) and At-Loan Co., Ltd. In addition, SANYO SHINPAN has an extensive network of loan guarantee agreements with regional banks and other local financial institutions. At the end of March 2008, the Group's guaranteed loans outstanding totaled ¥423,230 million.

The Promise Group is currently building a new business model. In that model, the

Group will use alliances and other forms of cooperation with companies in other industries for the purpose of entering business fields which serve a broader range of customer segments. The Promise Group is targeting the settlement needs associated with these business fields. The Group has already started offering settlement services associated with used car sales and e-commerce.

[Other Businesses]

The Promise Group is using its business resources and expertise gained through its consumer finance business to develop an open network alliance business for its ATMs, to conduct telemarketing business and to develop systems for finance business. The Group is also entering new business fields to build new business models. One new business is an Internet shopping mall operated by Cau-ichi Co., Ltd., which became a consolidated subsidiary during the fiscal year ended March 31, 2008.

Owing to these factors, sales increased in the fiscal year ended March 31, 2008. However, lower commission income due to intense competition in Japan caused operating income from other business to decrease 16.3% year-on-year to ¥7,242 million.

The composition of incomes by the business sectors is set forth below:

Classification		46th year ended March 31, 2007		47th year ended March 31, 2008		Increase/ decrease	
		Amount (million yen)	Composition ratio (%)	Amount (million yen)	Composition ratio (%)	Amount (million yen)	Composition ratio (%)
Financing business income	Interest on operating loans	344,797	93.47	346,726	88.62	1,928	0.56
	Recovery of write-offs and interest thereon	5,340	1.45	6,874	1.76	1,534	28.72
	Referral income	371	0.10	3,977	1.01	3,605	969.71
	Credit management and collection	3,239	0.88	10,985	2.81	7,746	239.14
	Income from loan guarantee services	6,357	1.72	14,678	3.76	8,321	130.89
	Other financing income	159	0.04	755	0.19	596	375.01
	Sub total	360,265	97.66	383,998	98.15	23,732	6.59
Other business income	Goods sold	373	0.10	795	0.20	422	113.08
	Others	8,276	2.24	6,446	1.65	(1,829)	(22.11)
	Sub total	8,649	2.34	7,242	1.85	(1,407)	(16.27)
Total		368,915	100.0	391,240	100.0	22,324	6.05

Total consolidated operating income increased 6.1% year-on-year to ¥391,240 million. Earnings were impacted by extraordinary losses resulting mostly from the reorganization of finance subsidiaries in Japan and the streamlining of centralized customer service centers. However, these expenses were offset by measures to cut advertising expenses and other expense items. In addition, the fiscal year ended March 31, 2007 included an extraordinary loss resulting from a change in the method used to calculate allowance for losses on interest repayments, but this allowance did not amount in the fiscal year ended March 31, 2008. As a result, ordinary income was ¥64,325 million and net

income was ¥15,955 million.

2. State of capital investment:

Capital investment made during the fiscal year under review totaled ¥885 million, which was principally used relating to automatic contract machines and the addition, relocation and remodeling of branches and offices, among others.

3. State of fund-raising:

During the fiscal year under review, the Company raised a loan of ¥100,000 million as a fund to make a takeover bid for the shares of SANYO SHIMPAN FINANCE CO., LTD. and issued its first U.S. dollar-denominated straight bonds in the amount of $500 million (¥60,500 million) and domestic straight bonds in the amount of ¥40,000 million in an effort to raise funds flexibly and stably. As a result, debt outstanding as of March 31, 2008 was ¥1,254,724 million.

4. Major issues facing the Company:

Promise believes that the operating environment in the consumer finance industry will continue to be extremely challenging because the number of interest repayment claims remains high. Also there are fears that the Money Lending Business Law may cause earnings to fall and trigger a realignment of the industry that will force many companies to shut down.

In response, the Promise Group is leveraging its position as an industry leader to respond properly to the Money Lending Business Law and other related laws and regulations. Furthermore, the Group plans to shift to a profit structure that can secure earnings and establish new sources of growth based on the medium- to long-term management strategy.

The overall consumer finance industry faces important issues that cannot be ignored, such as multiple indebtedness, loan restructuring through legal proceedings and the high number of interest repayments. The Promise Group will work to address these issues to both protect its customers and enable the sound development of the overall industry.

5. Acquisition or disposition of shares or other equity interest, stock acquisition rights, etc. of other companies:

(1) The Company acquired 126,000 shares of Asahi Enterprise Co., Ltd. ("Asahi Enterprise") for ¥16,981 million and made it a 100% subsidiary as of July 31, 2007.

(2) Asahi Enterprise, a 100% subsidiary of the Company, made a takeover bid for the shares and stock acquisition rights of SANYO SHINPAN FINANCE CO., LTD. ("SANYO SHINPAN") from August 13, 2007 to September 13, 2007 and consequently, acquired 26,634,044 shares of SANYO SHINPAN as of September 25, 2007. As a result, the shares of SANYO SHINPAN held by Asahi Enterprise totaled 36,198,714 shares and SANYO SHINPAN became a subsidiary of Asahi

Enterprise. Thereafter, Asahi Enterprise and SANYO SHINPAN made a share exchange as of December 26, 2007 to make Asahi Enterprise a 100% parent company and SANYO SHINPAN a 100% subsidiary and SANYO SHINPAN has become a 100% subsidiary of Asahi Enterprise.

(3) The Company invested ¥3 million to incorporate an intermediate corporation Pal Asset with the objective of asset management of automobiles as of December 27, 2007.

6. Changes in the state of assets and income and loss of the Group for the most recent three fiscal years:

(million yen, unless stated otherwise)

Classification	44th year ended March 31, 2005	45th year ended March 31, 2006	46th year ended March 31, 2007	47th year ended March 31, 2008 (current year)
Operating income	369,860	381,297	368,915	391,240
Ordinary income (loss)	130,821	70,013	(201,502)	64,325
Net income (loss)	75,378	42,046	(378,282)	15,955
Net income (loss) per share (yen)	576.04	321.38	(2,982.86)	125.81
Operating loans outstanding	1,599,635	1,580,982	1,491,835	1,747,736
Total assets	1,785,142	1,760,186	1,569,539	2,019,055
Net assets	793,986	776,357	386,171	418,885
Net assets per share (yen)	5,901.62	6,121.14	2,987.82	2,991.03
Capital ratio (%)	44.48	44.11	24.14	18.78

(Notes) 1. With regard to At-Loan Co., Ltd., which was included in consolidation during the 44th year, the deemed acquisition date was March 31, 2005. Consequently, for the 44th year, the operating results on a consolidated basis do not include those of the company but the assets on a consolidated basis include those of the company. As to the assets of the company so included, the operating loans outstanding and the total assets accounted for ¥102,408 million and ¥112,075 million, respectively.

2. As from the 46th year, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

3. For the 47th year, Do Financial Service Co., Ltd., Cau-ichi Co., Ltd., Asahi Enterprise Co., Ltd., SANYO SHINPAN FINANCE CO., LTD., POCKET CARD CO., LTD., AZ Card Co., Ltd., Sanyo Shinpan Servicer Co., Ltd., SANYO ASSET MANAGEMENT CO., LTD. and POCKET DIRECT CO., LTD. were newly included in consolidation and PROMISE (TAIWAN) CO., LTD. was excluded from consolidation.

4. The deemed acquisition date of Asahi Enterprise Co., Ltd., SANYO SHINPAN FINANCE CO., LTD., POCKET CARD CO., LTD., AZ Card Co., Ltd., Sanyo Shinpan Servicer Co., Ltd., SANYO ASSET MANAGEMENT CO., LTD. and POCKET DIRECT CO., LTD. included in consolidation for the 47th year was September 30, 2007. Accordingly, operating income, ordinary income, net income and net income per share include those of such consolidated

subsidiaries for the period from October 1, 2007 to March 31, 2008 (with regard to POCKET CARD CO., LTD. and POCKET DIRECT CO., LTD., for the period from September 1, 2007 to March 31, 2008). Assets include those of such seven consolidated subsidiaries. Operating loans outstanding and total assets of such seven consolidated subsidiaries accounted for ¥429,929 million and ¥576,769 million, respectively.

7. State of major parent company and subsidiaries:

(1) State of major parent company:

None

(2) State of major subsidiaries:

Name of Company	Capital stock	Ratio of voting rights of the Company (%)	Main business	Notes
SANYO SHINPAN FINANCE CO., LTD.	¥16,268 million	100.0 (100.0)	Consumer finance business	Notes 2 and 4
At-Loan Co., Ltd.	¥10,912 million	50.0	Consumer finance business	
Tamport Co., Ltd.	¥5,434 million	100.0	Consumer finance business	
Sun Life Co., Ltd.	¥185 million	100.0	Consumer finance business	
POCKET CARD CO., LTD.	¥11,268 million	41.9 (41.9)	Credit card business	Notes 3, 4 and 5
Do Financial Service Co., Ltd.	¥1,000 million	100.0	Credit sale business	
AZ Card Co., Ltd.	¥400 million	66.0 (66.0)	Credit card business	Notes 3 and 4
PAL Servicer Co., Ltd.	¥500 million	100.0	Credit management and collection business	
Sanyo Shinpan Servicer Co., Ltd.	¥500 million	98.6 (98.6)	Credit management and collection business	Notes 3 and 4
SANYO ASSET MANAGEMENT CO., LTD.	¥3 million	100.0 (100.0)	Credit management and collection business	Notes 3 and 4

Name of Company	Capital stock	Ratio of voting rights of the Company (%)	Main business	Notes
Pallife Corporation	¥3,000 million	100.00	Lease and management of real estate	
Net Future Co., Ltd.	¥390 million	100.00	Telemarketing, maintenance and management of ATM networks and maintenance and development of computer systems	
Asahi Enterprise Co., Ltd.	¥63 million	100.00	Investment in SANYO SHINPAN FINANCE CO., LTD.	Note 1
POCKET DIRECT CO., LTD.	¥40 million	41.9 (41.9)	Insurance brokerage and catalogue sales	Notes 3, 4 and 5
Cau-ichi Co., Ltd.	¥240 million	100.00	Service of provision of various information via the Internet	Note 4
PROMISE (HONG KONG) CO., LTD.	HK$45,000 thousand	100.00	Consumer finance business	
Liang Jing Co., Ltd.	T$290,000 thousand	100.00	Credit management and collection business	
PROMISE (THAILAND) CO., LTD.	BAHT560,000 thousand	100.00	Consumer finance business	

(Notes) 1. The Company acquired 126,000 shares of Asahi Enterprise Co., Ltd. ("Asahi Enterprise") for ¥16,981 million and made it a 100% subsidiary as of July 31, 2007.

2. Asahi Enterprise, a 100% subsidiary of the Company, made a takeover bid for the shares and stock acquisition rights of SANYO SHINPAN FINANCE CO., LTD. ("SANYO SHINPAN") from August 13, 2007 to September 13, 2007 and consequently, acquired 26,634,044 shares of SANYO SHINPAN as of September 25, 2007. As a result, the shares of SANYO SHINPAN held by Asahi Enterprise totaled 36,198,714 shares and SANYO SHINPAN became a subsidiary of Asahi Enterprise. Thereafter, Asahi Enterprise and SANYO SHINPAN made a share exchange as of December 26, 2007 to make Asahi Enterprise a 100% parent company and SANYO SHINPAN a 100% subsidiary and SANYO SHINPAN has

become a 100% subsidiary of Asahi Enterprise.

3. Asahi Enterprise, a 100% subsidiary of the Company, made Sanyo Shinpan its subsidiary as of September 25, 2007. Consequently, POCKET CARD CO., LTD., AZ Card Co., Ltd., Sanyo Shinpan Servicer Co., Ltd., SANYO ASSET MANAGEMENT CO., LTD. and POCKET DIRECT CO., LTD. newly became subsidiaries of the Company as from the fiscal year under review.

4. The numbers in the parentheses under the "ratio of voting rights of the Company" represent the indirect ratios of voting rights.

5. Categorized as a subsidiary even though ownership does not exceed 50% because the Company has effective control.

8. Major businesses:

The Promise Group consists of the Company (Promise), 18 consolidated subsidiaries, 14 non-consolidated subsidiaries and three affiliates (two of which are equity method affiliates). The major businesses of the Group are as follows:

[Financing business]

Financing business is the Group's major business. The Group is principally engaged in direct lending of retail funds with no security or guarantee to consumers through simple credit inquiries (consumer finance services).

Simultaneously, the Group is engaged in the provision of guarantees of unsecured loans to individuals to financial institutions and credit management and collection.

[Other businesses]

The Group is also engaged in real estate business, including leasing buildings for tenants, telemarketing, maintenance and management of ATM networks, design, operation and development of computer systems and service of provision of various information via the Internet.

9. State of offices:

(Translation omitted)

10. State of employees:

(Translation omitted)

11. Principal lenders and amount:

(million yen)

Lenders	Balance of Borrowings
Sumitomo Mitsui Banking Corporation	315,678
The Sumitomo Trust and Banking Company, Limited	67,047
Shinsei Bank, Limited	62,542
Aozora Bank, Ltd.	60,905
Nippon Life Insurance Company	38,597

II. Matters concerning the shares of the Company:

1. Total number of issuable shares of the Company:

300,000,000 shares

2. Total number of issued shares:

134,866,665 shares
(including 8,048,944 shares of treasury stock)

3. Number of shareholders: 10,674

4. Principal shareholders:

Name	Number of shares held (shares)
Sumitomo Mitsui Banking Corporation	27,926,750
Ryoichi Jinnai	10,000,000
Yumiko Jinnai	8,644,700
Moxley & Co. (Standing proxy: Sumitomo Mitsui Banking Corporation)	6,981,200
Northern Trust Company (AVFC) Sub Account American Client (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch)	5,795,042
Hero and Company (Standing proxy: Sumitomo Mitsui Banking Corporation)	4,144,810
The Sumitomo Trust and Banking Company, Limited	4,000,000
NATS CUMCO (Standing proxy: Sumitomo Mitsui Banking Corporation)	3,070,120
The Master Trust Bank of Japan, Ltd. (Trust account)	3,025,050
Nippon Life Insurance Company	2,650,010

5. Other important matters concerning the shares:

Acquisition, disposition and possession by the Company of its own shares:

(1) Acquisition of shares:

Shares of common stock	690 shares
Total acquisition prices	¥2,249,170

(2) Disposition of shares:

Shares of common stock	148 shares
Total disposition prices	¥542,520

(3) Shares held as of March 31, 2008:

Shares of common stock	8,048,944 shares

The above acquisition of shares was all made by the purchase of less-than-one-unit shares.

III. Matters concerning stock acquisition rights of the Company, etc.

None

IV. Matters concerning the officers of the Company

1. Directors and Statutory Auditors:

Title	Name
President and Representative Director	Hiroki Jinnai
Representative Director	Ken Kubo
Director	Teruaki Watanabe
Director	Yasuhisa Ichikawa
Director	Tsutomu Kasori
Director	Toshihiro Kubode
Director	Makoto Okamoto
Full-time Statutory Auditor	Yukio Yoshida
Full-time Statutory Auditor	Hiroaki Mori
Full-time Statutory Auditor	Morio Kansaku

2. Amount of remuneration, etc. of Directors and Statutory Auditors:

Category	Number	Total amount of remuneration, etc.
Directors	7	¥206 million
Statutory Auditors (Outside Statutory Auditors)	3 (2)	¥68 million (¥45 million)
Total	10	¥274 million

3. Matters concerning outside officers:

Attendance and speech at meetings of the Board of Directors and the Board of Statutory Auditors:

Name	Attendance	Speech
Hiroaki Mori	He attended 32 of the 33 meetings of the Board of Directors	He asked questions as to the matters reported and to be resolved whenever considered appropriate and expressed his opinions from the perspective of an outside Statutory Auditor whenever necessary.
	He attended 9 of the 9 meetings of the Board of Statutory Auditors	
Morio Kansaku	He attended 33 of the 33 meetings of the Board of Directors	He asked questions as to the matters reported and to be resolved whenever considered appropriate and expressed his opinions from the perspective of an outside Statutory Auditor whenever necessary.
	He attended 9 of the 9 meetings of the Board of Statutory Auditors	

V. Account auditors

1. Names of account auditors

Toyo Horwath

2. Amount of remuneration, etc. of the account auditors for the fiscal year under review:

	Amount paid	
	MISUZU Audit Corporation	Toyo Horwath
(1) Total amount of remuneration, etc. payable by the Company for services (audit certificate services) under Article 2, paragraph 1 of the Certified Public Accountant Law of Japan:	¥6 million	¥45 million
(2) Total amount of cash and other proprietary benefits payable by the Company and its subsidiaries to the account auditors:	¥50 million	¥65 million

3. Content of non-auditing services:

The Company has entrusted the account auditors with, and paid for, the preparation of comfort letters with regard to the issuance of bonds, which is services (non-auditing services) not covered by Article 2, paragraph 1 of the Certified Public Accountant Law.

4. Policy on the determination of dismissal and non-reappointment of the account auditors:

For certain reasons on the part of the Company or in the event that the account auditors are judged to have violated or contravened with the Corporation Law, the Certified Public Accountant Law or any other law or ordinance or offended public order or morals, then the Company shall consider and deliberate on the dismissal or non-reappointment of the account auditors.

VI. Systems and policies of the Company

1. Systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation and other systems to secure the properness of business activities:

The Company recognizes the establishment and adequate operation of internal control systems as one of its important management issues and has exerted its efforts to improve related rules and regulations and establish internal organization units for that purpose. The Company, at the meetings of its Board of Directors held on November 13, 2007 and March 25, 2008, adopted resolutions to amend the fundamental policy on the establishment of internal control systems established on May 12, 2006, as follows:

Summary of the amendments:

- Resolution adopted at the meeting of the Board of Directors held on November 13, 2007:

  Pursuant to the "Guideline for General Supervision for Moneylenders" presented by the Financial Services Agency in accordance with the amendment to the Money Lending Business Law, internal control divisions and an internal audit division have been established and their authorities have been defined.

- Resolution adopted at the meeting of the Board of Directors held on March 25, 2008:

  To ensure the effectiveness of risk management, the category of risks that shall be recognized by the Company and the definition of each risk have been revised.

[Fundamental policy on the establishment of internal control systems]

May 12, 2006:	Executed
December 19, 2007:	Amended and executed
April 1, 2008:	Amended and executed

(1) Systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation
(Article 362, paragraph 4, item 6 of the Corporation Law)

(i) The Company shall institute a Promise Code of Ethics that declares the Promise Corporate Philosophy and guidelines to materialize it and based on the code, engage in the improvement of its systems and continuous activities to raise awareness thereof and exert its group-wide efforts to comply with ethics and laws. In addition, as the necessity arises, the Company shall seek opinions from third-party experts to afford reasonable bases for decision-making and prevent any violation of laws or ordinances or the Articles of Incorporation.

(ii) The Company shall, as one of its most important issues, establish and improve the internal control systems to ensure compliance with law and proper business operations. In addition, the Company shall establish a General Risk Control Department and a General Business Control Department as internal control divisions, as well as an Audit Department as an internal audit division.

(iii) To promote the establishment of corporate ethics, the Company shall provide consultation services in and outside of the Company, which shall give consultations and receive reports with regard to the violation of laws or ordinances or internal rules or unethical practices to promptly detect and solve any misconduct or violating act in any Promise Group company. Such consultation services shall ensure reports under anonymity and make no exception of any grave violation by the Directors of laws or ordinances, the incurrence by the Company of a material loss or any matter concerning accounts and account audits.

(iv) The Statutory Auditors shall pay attention to the compliance and risk management systems, request the Directors to report the state of the administration thereof from time to time and monitor and verify the systems in cooperation with the relevant sections and account auditors. In addition, as the necessity arises, the Statutory Auditors shall provide advice or recommendations as to the improvement of the systems.

(2) Systems concerning storage and management of information on the execution by the Directors of their duties
(Article 100, paragraph 1, item 1 of the Regulations to Enforce the Corporation Law)

With regard to information on the execution by the Directors of their duties, the Company shall, pursuant to its information management regulations, store, and keep available for inspection, the following documents, together with their related

materials, for at least ten years:

(a) Minutes of General Meetings of Shareholders, minutes of meetings of the Board of Directors and their related documents;

(b) President's instructions;

(c) Documents concerning business reports;

(d) Securities reports;

(e) Financial statements and their accompanying detailed statements under the Corporation Law;

(f) Circulating drafts;

(g) Important accounting books and other important related documents;

(h) Corporate tax returns and their attached documents;

(i) Corporate inhabitant tax and business office tax returns and their attached documents; and

(j) Important agreements, contracts and memorandums.

(3) Regulations concerning management of exposure to the risk of loss and other systems
(Article 100, paragraph 1, item 2 of the Regulations to Enforce the Corporation Law)

(i) To allow management to get hold of various risks facing the Group, the Company shall institute a Risk Management Committee, which shall prevent, and promptly respond to, any accident in a group-wide manner.

(ii) The risks that shall be recognized are categorized as follows. The Risk Management Committee shall identify, evaluate and monitor such risks that may affect the business, operating results and financial positions or cause misrepresentation as to financial reporting. The risks so recognized shall be managed by each individual section in charge.

(a) Legal risk

Risk that may have an adverse effect on operating results due to restraints on business under laws or ordinances, guidelines and administrative measures

(b) Credit risk

Risk that the Company may incur losses due to a decrease in or loss of assets as a result of the non-performance of loans arising from changes in the

customers' credit

(c) Financial risk

Risk that any imbalance between invested assets and resources provided destabilizes the financial structure or agile fund-raising may become difficult as market money rates increase or the fund-raising environment deteriorates more than projected

(d) Reputational risk

Risk that the Company may incur a loss due to a decline in the reputation of the Company in the market or among consumers and a rumor of the consumer finance industry

(e) Operational risk

Risk that the Company may incur a loss due to any accident, wrong-doing, error or delinquency of any Director and any employee

(f) IT risk

Risk that any system trouble caused by any human error or natural disaster may hamper the credibility of the services provided by the Company or involve a loss of assets

(g) Event risk

Risk that the Company may incur a loss as a result of an encounter with any unforeseeable event, such as a large-scale disaster

(h) Other risks

Risks that are not categorized as any of those in (a) through (g) above

(4) Systems to secure efficient execution by the Directors of their duties
(Article 100, paragraph 1, item 3 of the Regulations to Enforce the Corporation Law)

(i) The Executive Officers appointed by the Board of Directors and assigned to execute business of the Company shall comply with laws or ordinances, the Articles of Incorporation and various rules and regulations and execute business assigned to them in accordance with the decisions of the Board of Directors.

(ii) The Executive Officers must execute business assigned to them by keeping in mind the following items:

(a) To execute business in accordance with the policies of the Company and the

instructions of the Representative Directors;

(b) To communicate with, and file reports to, the Directors and the Board of Directors periodically or whenever necessary; and

(c) In cooperation with the Directors, Executive Officers and employees, to execute business honestly and faithfully with self-awareness and responsibility as Executive Officers, whereby contributing to the development of business of the Company.

(iii) The Company shall stipulate the execution of business in detail in its organization regulations, regulations of segregation of duties and regulations of duties and powers.

(iv) Important matters concerning the management policy and management strategy shall be proposed to the Board of Directors for deliberation. When so proposed, such matters shall be discussed by the Management Strategy Committee comprised of the Directors and others whenever necessary.

(5) Systems to secure the execution by employees of their duties to comply with laws or ordinances and the Articles of Incorporation
(Article 100, paragraph 1, item 4 of the Regulations to Enforce the Corporation Law)

(i) The Board of Directors shall institute a Promise Code of Ethics as a basis of the Company's compliance systems and shall, as the supreme decision-making organ for its compliance activities, establish, amend and abolish fundamental policies, compliance standards and ethical provisions and determine plans for the whole Group.

(ii) To promote plans for compliance and establish an internal system therefor, the Company shall institute a Risk Control Department, which shall, through inspection, guidance, training and education with regard to compliance, conduct activities to improve compliance systems of the whole Group and make its employees fully aware thereof.

(iii) The Company shall institute an Audit Department, which shall conduct regular and special inspections of the state of compliance of each section and department.

(iv) The Company shall institute an Ethics Committee as an advisory organ for the officers in charge of ethics, which shall consider and discuss responses to changes in the environment which are expected to have material effects on corporate ethics, annual policies on ethics activities, revisions to the Code of Ethics and important measures to establish corporate ethics.

(v) To promote the establishment of corporate ethics, the Company shall provide consultation services, which ensure reports under anonymity, in and outside of the Company, to promptly detect and solve any misconduct or violating act in

the Company.

(6) Systems to secure the properness of business activities of the corporate group comprised of the Company and its subsidiaries and related companies
(Article 100, paragraph 1, item 5 of the Regulations to Enforce the Corporation Law)

(i) The Company shall exercise control over its related companies in accordance with the management policies of the Company and the Group, as well as the following policies:

(a) While bearing in mind their autonomy, the Company and its related companies shall closely communicate with, and file reports to, each other with regard to management.

(b) Any important managerial issue arising between the Company and any of its related companies shall be fully discussed based on mutual trust and resolved on a rational basis.

(c) Any matter determined by the Company that may affect its related companies as a whole shall be notified to the relevant related companies without delay.

(ii) With regard to management control, the Company shall control, and monitor whenever necessary, management of its subsidiaries under the authorization and report systems in accordance with its "Operation Rules Based on the Regulations of Control of Related Companies" and "Operation Rules Concerning Regular Reports to Promise".

(iii) To promote the establishment of corporate ethics, the Company shall provide consultation services, which ensure reports under anonymity, in and outside of the Company, to promptly detect and solve any misconduct or violating act in each Group company.

(iv) The Statutory Auditors shall, from the perspective of consolidated management, monitor and verify whether the internal control systems of the Group companies, including compliance and risk management systems, are established properly and function effectively. In addition, as the necessity arises, the Statutory Auditors shall provide advice or recommendations as to the improvement of the systems.

(7) Matters concerning the employees to assist the Statutory Auditors to execute their duties when the Statutory Auditors request the assignment thereof and the matters concerning independence of such employees from the Directors
(Article 100, paragraph 3, item 1 of the Regulations to Enforce the Corporation Law and Article 100, paragraph 3, item 2 of the Regulations to Enforce the Corporation Law)

(i) To strengthen management audits by the Statutory Auditors, the Company shall

institute a Statutory Auditors' Office and the staff thereof shall conduct business of assisting the Statutory Auditors, independent of the Directors' command and order channels.

(ii) The personnel evaluations of the staff of the Statutory Auditors' Office shall be made by the Board of Statutory Auditors or the Statutory Auditor or Auditors designated by the Board of Statutory Auditors.

(iii) The personnel changes and disciplinary punishments of the staff of the Statutory Auditors' Office shall be subject to consent of the Board of Statutory Auditors or the Statutory Auditor or Auditors designated by the Board of Statutory Auditors.

(iv) The staff of the Statutory Auditors' Office shall not concurrently hold office related with the execution of business (except for the business of the Statutory Auditors' Office).

(8) System for reports by Directors, employees, etc. to the Statutory Auditors and other systems to secure efficient audits by the Statutory Auditors
(Article 100, paragraph 3, item 3 of the Regulations to Enforce the Corporation Law and Article 100, paragraph 3, item 4 of the Regulations to Enforce the Corporation Law)

(i) The Directors and employees shall report to the Statutory Auditors important matters that may affect the business or operating results of the Company on a case-by-case basis. In addition, as the necessity arises, the Statutory Auditors shall provide advice or recommendations as to the improvement thereof.

(ii) To get hold of the processes of important decision-making and the state of execution of business, the Statutory Auditors shall be entitled to attend and express opinions at the meetings of the Management Strategy Committee and the Board of Executive Officers and other important meetings whenever necessary. In addition, the Statutory Auditors shall be entitled to inspect circulating drafts and other important documents concerning the execution of business, seek explanations thereof from the Directors or employees and express opinions thereon.

(iii) The Statutory Auditors shall exercise their powers as provided for in laws or ordinances and conduct business of audits of the validity and efficiency of the operations of the Company in cooperation with the relevant sections and the account auditors.

2. Fundamental policy on the control of stock corporations:

The Company has no specific fundamental policy on what shall be expected of any person who controls the determination of its financial and business policies.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2008)

ASSETS (million yen)

Current assets:	1,823,888
Cash on hand and in banks	122,994
Trade notes and trade accounts receivable	612
Operating loans	1,747,736
Installment receivables	65,767
Marketable securities	11,000
Purchased receivables	27,298
Short-term loans receivable	87,298
Deferred tax assets	46,058
Claim for indemnities	22,333
Other current assets	36,365
Allowance for doubtful accounts	(343,576)
Fixed assets:	**195,166**
Tangible fixed assets:	**71,648**
Buildings and structures	15,000
Furniture, fixtures and transportation equipment	5,740
Land	50,845
Construction in progress	60
Intangible fixed assets:	**77,922**
Software	16,888
Goodwill	60,576
Other intangible fixed assets	457
Investments and other assets:	**45,596**
Investment securities	28,389
Deferred tax assets	2,357
Other investments	14,849
TOTAL ASSETS	**2,019,055**

LIABILITIES (million yen)

Current liabilities:	**642,979**
Trade notes and trade accounts payable	12,128
Short-term loans payable	237,492
Current portion of long-term loans payable	189,195
Commercial paper	25,000
Current portion of bonds	38,200
Accrued corporate income taxes	6,196
Reserve for bonuses	4,047
Reserve for officers' bonuses	43
Reserve for point services	771
Provision for loss on guarantees of obligations	14,902
Allowance for losses on interest repayments	87,693
Allowance for business restructuring expenses	6,076
Other current liabilities	21,230
Long-term liabilities:	**957,191**
Bonds	336,720
Long-term loans payable	418,435
Deferred tax liabilities	157
Reserve for retirement allowances	4,005
Reserve for retirement bonuses for officers	339
Allowance for losses on interest repayments	196,194
Other long-term liabilities	1,338
TOTAL LIABILITIES	**1,600,170**

NET ASSETS

Shareholders' equity:	379,054
Capital	80,737
Additional paid-in capital	138,413
Retained earnings	217,327
Treasury stock	(57,424)
Valuation and translation adjustments:	262
Revaluation difference of other securities, etc.	96
Net deferred hedge losses	(7)
Foreign currency translation adjustments	172
Minority interests:	39,568
TOTAL NET ASSETS	**418,885**
TOTAL LIABILITIES AND NET ASSETS	**2,019,055**

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2007 to March 31, 2008)

(million yen)

Operating income:		
Interest on operating loans	346,726	
Other financing income	755	
Goods sold	795	
Other operating income	42,963	391,240
Operating expenses:		
Financing expenses	20,197	
Cost of goods sold	619	
Other operating expenses	307,448	328,265
Operating profit		62,974
Non-operating income:		
Interest and dividend received	410	
Insurance money and insurance dividend received	196	
Income from contribution to anonymous associations	164	
Investment income on equity method	1,938	
Other non-operating income	729	3,441
Non-operating expenses:		
Interest paid	893	
Commissions paid	526	
Expenses of office relocation, etc.	52	
Other non-operating expenses	617	2,090
Ordinary income		64,325
Special income:		
Income from sale of investment securities	602	
Reversal of reserve for retirement bonuses to officers	485	
Other special income	21	1,109
Special losses:		
Loss on disposal of fixed assets	1,306	
Loss on sale of fixed assets	166	
Impairment loss on fixed assets	1,842	
Loss on sale of credit	3,620	
Loss on valuation of investment securities	4,027	
Loss on revaluation of capital stock of affiliated companies	555	
Loss on sale of capital stock of affiliated companies	1,692	
Loss on interest repayments for prior years	1,194	
Loss on business restructuring expenses	1,113	
Provision for losses on business restructuring expenses	4,861	
Other special losses	467	20,848
Income before income taxes and minority interests:		44,586
Corporate income, inhabitant and enterprise taxes	4,602	
Prior-year corporate income taxes	4,949	
Adjustment to corporate income taxes	17,366	26,918
Minority interests in net income		1,712
Net income		15,955

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(For the period from April 1, 2007 to March 31, 2008)

(million yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2007	80,737	138,413	211,018	(57,423)	372,747
Changes during the fiscal year					
Distribution of retained earnings			(9,194)		(9,194)
Decrease due to inclusion of a company in consolidation			(8)		(8)
Decrease due to exclusion of a company from consolidation			(441)		(441)
Net income			15,955		15,955
Acquisition of treasury stock				(2)	(2)
Disposal of treasury stock		(0)		1	0
Others			(1)		(1)
Changes of items other than shareholders' equity during the fiscal year—net					
Total changes during the fiscal year	-	(0)	6,308	(1)	6,308
Balance at March 31, 2008	80,737	138,413	217,327	(57,424)	379,054

	Valuation and translation adjustments					
	Revaluation difference of other securities, etc.	Net deferred hedge losses	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2007	5,606	(19)	575	6,163	7,261	386,171
Changes during the fiscal year						
Distribution of retained earnings						(9,194)
Decrease due to inclusion of a company in consolidation						(8)
Decrease due to exclusion of a company from consolidation						(441)
Net income						15,955
Acquisition of treasury stock						(2)
Disposal of treasury stock						0
Others						(1)
Changes of items other than shareholders' equity during the fiscal year—net	(5,509)	12	(403)	(5,900)	32,307	26,406
Total changes during the fiscal year	(5,509)	12	(403)	(5,900)	32,307	32,713
Balance at March 31, 2008	96	(7)	172	262	39,568	418,885

NON-CONSOLIDATED BALANCE SHEET
(As of March 31, 2008)

(million yen)

ASSETS

Current assets:	**1,255,049**
Cash on hand and in banks	51,299
Operating loans	1,143,770
Marketable securities	11,000
Short-term loans receivable	193,133
Prepaid expenses	780
Accrued income	10,679
Loans to affiliates	4,700
Deferred tax assets	40,904
Claim for indemnities	13,350
Other current assets	6,737
Allowance for doubtful accounts	(221,306)
Fixed assets:	**140,772**
Tangible fixed assets:	**58,944**
Buildings	9,113
Structures	1,117
Furniture and fixtures	4,724
Land	43,988
Intangible fixed assets:	**7,113**
Software	6,905
Telephone rights	203
Other intangible fixed assets	3
Investments and other assets:	**74,715**
Investment securities	10,148
Investments in related companies	54,877
Long-term prepaid expenses	454
Guarantee money deposited	8,334
Other investments	899
TOTAL ASSETS	**1,395,821**

LIABILITIES (million yen)

Current liabilities:	**331,004**
Short-term loans payable	101,000
Current portion of long-term loans payable	112,726
Current portion of bonds	30,000
Other accounts payable	3,714
Accrued expenses	3,208
Accrued corporate income taxes	1,567
Reserve for bonuses	2,825
Reserve for officers' bonuses	30
Provision for loss on guarantees of obligations	13,911
Allowance for losses on interest repayments	60,000
Other current liabilities	2,022
Long-term liabilities:	**712,781**
Bonds	260,420
Long-term loans payable	311,013
Deferred tax liabilities	157
Reserve for retirement allowances	2,887
Reserve for retirement bonuses for officers	254
Allowance for losses on interest repayments	138,000
Other long-term liabilities	48
TOTAL LIABILITIES	**1,043,785**

NET ASSETS

Shareholders' equity	**351,813**
Capital:	**80,737**
Additional paid-in capital:	**127,336**
Capital reserve	112,639
Other additional paid-in capital	14,696
Retained earnings:	**201,164**
Earned surplus reserve	12,263
Other earned surplus	188,900
General reserve	176,700
Retained earnings carried forward	12,200
Treasury stock:	**(57,424)**
Valuation and translation adjustments:	222
Revaluation difference of other securities, etc.	229
Net deferred hedge losses	(7)
TOTAL NET ASSETS	**352,036**
TOTAL LIABILITIES AND NET ASSETS	**1,395,821**

NON-CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2007 to March 31, 2008)

(million yen)

Operating income:		
Interest on operating loans	249,836	
Other financing income	1,392	
Other operating income	23,992	275,221
Operating expenses:		
Financing expenses	15,113	
Other operating expenses	216,160	231,273
Operating profit		**43,948**
Non-operating income:		
Interest and dividend received	1,343	
Insurance money and insurance dividend received	188	
Other non-operating income	469	2,001
Non-operating expenses:		
Interest paid	893	
Commissions paid	526	
Amount transferred to allowance for doubtful accounts	1,057	
Expenses of office relocation, etc.	52	
Expenses of cancellation of office leases	31	
Other non-operating expenses	234	2,795
Ordinary income		**43,153**
Special income:		
Income from sale of investment securities	55	
Other special income	1	56
Special losses:		
Loss on disposal of fixed assets	974	
Loss on sale of fixed assets	42	
Impairment loss on fixed assets	1,019	
Loss on valuation of investment securities	3,448	
Loss on revaluation of capital stock of affiliated companies	6,967	
Loss on business restructuring expenses	864	
Other special losses	5	13,322
Income before income taxes:		**29,887**
Corporate income, inhabitant and enterprise taxes	813	
Prior-year corporate income taxes	4,178	
Adjustment to corporate income taxes	18,611	23,603
Net income		**6,284**

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(For the period from April 1, 2007 to March 31, 2008)

(million yen)

	Shareholders' equity					
		Additional paid-in capital		Retained earnings		
					Other earned surplus	
	Capital	Capital reserve	Other additional paid-in capital	Earned surplus reserve	General reserve	Retained earnings carried forward
Balance at March 31, 2007	80,737	112,639	14,697	12,263	566,700	(374,889)
Changes during the fiscal year						
Distribution of retained earnings						(9,194)
General reserve					(390,000)	390,000
Net income						6,284
Acquisition of treasury stock						
Disposal of treasury stock			(0)			
Changes of items other than shareholders' equity during the fiscal year - net						
Total changes during the fiscal year	-	-	(0)	-	(390,000)	387,090
Balance at March 31, 2008	80,737	112,639	14,696	12,263	176,700	12,200

	Shareholders' equity		Valuation and translation adjustments			Total net assets
	Treasury stock	Total shareholders' equity	Revaluation difference of other securities, etc.	Net deferred hedge losses	Total valuation and translation adjustments	
Balance at March 31, 2007	(57,423)	354,725	5,609	(19)	5,590	360,315
Changes during the fiscal year						
Distribution of retained earnings		(9,194)				(9,194)
General reserve		-				-
Net income		6,284				6,284
Acquisition of treasury stock	(2)	(2)				(2)
Disposal of treasury stock	1	0				0
Changes of items other than shareholders' equity during the fiscal year - net			(5,380)	12	(5,368)	(5,368)
Total changes during the fiscal year	(1)	(2,911)	(5,380)	12	(5,368)	(8,279)
Balance at March 31, 2008	(57,424)	351,813	229	(7)	222	352,036

INDEPENDENT AUDITORS' AUDIT REPORT

May 12, 2008

To: The Board of Directors
Promise Co., Ltd.

Toyo Horwath

By Shigetaka Nagatomo (seal)
Certified Public Accountant
Specified and Engagement Partner

By Kazuhiko Maehara (seal)
Certified Public Accountant
Specified and Engagement Partner

By Hajime Nose (seal)
Certified Public Accountant
Specified and Engagement Partner

We have audited the consolidated financial statements, or the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of Promise Co., Ltd. (the "Company"), applicable to its consolidated fiscal year from April 1, 2007 to March 31, 2008 pursuant to Article 444, paragraph 4 of the Corporation Law of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above consolidated financial statements present properly the financial position and profit and loss of the corporate group comprised of Promise Co., Ltd. and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

INDEPENDENT AUDITORS' AUDIT REPORT

May 12, 2008

To: The Board of Directors
Promise Co., Ltd.

Toyo Horwath

By Shigetaka Nagatomo (seal)
Certified Public Accountant
Specified and Engagement Partner

By Kazuhiko Maehara (seal)
Certified Public Accountant
Specified and Engagement Partner

By Hajime Nose (seal)
Certified Public Accountant
Specified and Engagement Partner

We have audited the financial statements, or the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and their accompanying detailed statements of Promise Co., Ltd. (the "Company"), applicable to its 47th fiscal year from April 1, 2007 to March 31, 2008 pursuant to Article 436, paragraph 2, item 1 of the Corporation Law of Japan. These financial statements and their accompanying detailed statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and their accompanying detailed statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements and their accompanying detailed statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall presentation of the financial statements and their accompanying detailed statements. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above financial statements and their accompanying detailed statements present properly the financial position and profit and loss for the period related to the financial statements and their accompanying detailed statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, report upon deliberation based upon the audit report prepared by each Statutory Auditor on the execution by the Directors of their duties during the 47th fiscal year from April 1, 2007 to March 31, 2008, prepared this audit unanimously by the Statutory Auditors present and hereby report as follows:

1. Method of audit by the Statutory Auditors and the Board of Statutory Auditors and the particulars thereof:

The Board of Statutory Auditors determined the audit policy and audit plans, received from each Statutory Auditor reports on the state of his performance of audits and the results thereof, and also received from the Directors, etc. and the account auditors reports on the state of execution of their duties and demanded their explanations whenever necessary.

Each Statutory Auditor, in accordance with the auditing standards for the Statutory Auditors determined by the Board of Statutory Auditors and pursuant to the audit policy and audit plans, maintained constant communication with the Directors, the internal audit division and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc. reports on the state of execution of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the execution by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such other systems provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, as well as the status of the systems (internal control systems) established pursuant to such resolutions. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, statutory auditors, etc. thereof and required the subsidiaries to render reports on their business operations whenever necessary. In accordance with such methods, we investigated the business report and its accompanying detailed statements for the fiscal year under review.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of execution of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the "systems to secure adequate execution of duties" (as listed in the items of Article 159 of the Regulations on Corporate Accounts) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary. In accordance with such methods, we investigated the financial statements (the balance sheet, the statement of income, the

statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements) and their accompanying detailed statements, as well as the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements), for the fiscal year under review.

2. Results of audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its accompanying detailed statements present fairly the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the execution by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists; and

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the execution by the Directors of their duties concerning such internal control systems contains nothing to be pointed out.

(2) Results of audit of the financial statements and their accompanying detailed statements:

We are of the opinion that the method and results of the audit made by the account auditors, Toyo Horwath, are proper.

(3) Results of audit of the consolidated financial statements:

We are of the opinion that the method and results of the audit made by the account auditors, Toyo Horwath, are proper.

May 20, 2008

Promise Co., Ltd.
The Board of Statutory Auditors

Yukio Yoshida (seal)
(Full-time) Statutory Auditor

Hiroaki Mori (seal)
(Full-time) Outside Statutory Auditor

Morio Kansaku (seal)
(Full-time) Outside Statutory Auditor

Propositions and explanatory information:

Proposition No. 1: Appropriation of retained earnings

The Company is committed to the stable and continuous return of profits to our shareholders as an important management issue. In consideration of the operating results for the fiscal year under review, business developments in the future and other factors, the proposition for the appropriation of retained earnings is as follows:

Matters concerning the year-end dividends:

(1) Kind of the property to be distributed:

Cash

(2) Matter concerning the allocation of the property to be distributed to the shareholders and the aggregate amount thereof:

¥20 per share of common stock of the Company; in such case, the aggregate amount of the dividends will be ¥2,536,354,420.

(3) Effective date of the distribution of retained earnings:

June 25, 2008

Proposition No. 2: Election of eight (8) Directors

The terms of all seven (7) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders. The proposal is for the election of eight (8) Directors, adding one additional Director to further strengthen the Company's management system.

The Director candidates are as follows:

Candidate No.	Name (Date of Birth)	Career Summary, Positions Held, and Other Company Representation	Number of Company Shares Owned
1	Hiroki Jinnai (Feb. 17, 1954)	Mar. 1972 Entered Kansai Promise Co., Ltd. (presently Promise Co., Ltd.) Mar. 1987 Director, Promise Co., Ltd. Apr. 1992 Managing Director, Promise Co., Ltd. Jun. 1997 Senior Managing Director, Promise Co., Ltd. Mar. 1998 Representative Director & Senior Managing Director, Promise Co., Ltd. Apr. 1999 President & Representative Director, Promise Co., Ltd. Jun. 2002 - President & Representative Director, Chief Executive Officer, Promise Co., Ltd. [Representation of Other Companies] Managing Director, Japan Consumer Counseling Fund (JCCF)	36,200 shares
2	Ken Kubo (Nov. 20, 1953)	Apr. 1977 Entered Sumitomo Bank Ltd. Oct. 1997 Manager, Gifu Branch, Sumitomo Bank Ltd. Apr. 2001 Manager, Marketing Dept., Consumer Banking Unit, Sumitomo Mitsui Banking Corporation Apr. 2004 Executive Officer and Manager, Planning Dept. Consumer Banking Unit, Sumitomo Mitsui Banking Corporation Apr. 2006 Executive Officer and Deputy Director (responsible for east Japan), Consumer Banking Unit, Sumitomo Mitsui Banking Corporation May 2007 Senior Executive Vice President, Promise Co., Ltd. Jun. 2007 Representative Director, Vice President & Executive Officer, Promise Co., Ltd. Apr. 2008 Representative Director, Vice President & Executive Officer in charge of the Corporate Planning Department and the Corporate Communication Department, Promise Co., Ltd.	2,000 shares

Candidate No.	Name (Date of Birth)	Career Summary, Positions Held, and Other Company Representation	Number of Company Shares Owned
3	Tsutomu Kasori (Feb. 6, 1952)	Jul. 1975 Entered Promise Trust Co., Ltd. (presently Promise Co., Ltd.) Jun. 1995 Director, Promise Co., Ltd. Apr. 2002 Managing Director, Promise Co., Ltd. Apr. 2003 Director & Managing Executive Officer, Promise Co., Ltd. Apr. 2008 Director & Senior Managing Executive Officer in charge of the Marketing Promotion Departments and the Marketing and Planning Departments, Promise Co., Ltd.	21,000 shares
4	Toshihiro Kubode (Jul. 8, 1954)	Apr. 1978 Entered Sumitomo Bank Ltd. Jan. 1993 Senior Deputy Manager, Securities Division, Sumitomo Bank Ltd. Apr. 2001 Manager, Chiba East Corporate Sales Division, Sumitomo Mitsui Banking Corporation Feb. 2002 Managing Director, Japan Net Bank Ltd. Jun. 2006 Director & Managing Executive Officer, Promise Co., Ltd. Apr. 2008 Director & Managing Executive Officer in charge of the Overseas Business Department, Promise Co., Ltd. [Representation of Other Companies] President & Representative Director, PAL Investment (Cayman) Co., Ltd. Vice Chairman & Representative Director, NANJING SHENZHOU SEED INDUSTRY CO., LTD.	1,000 shares
5	Makoto Okamoto (Oct. 2, 1954)	Apr. 1977 Entered The Sumitomo Trust & Banking, Co., Ltd. Dec. 2000 Manager, Shinjuku Central Branch, The Sumitomo Trust & Banking, Co., Ltd. Feb. 2002 Manager, Kanazawa Branch, The Sumitomo Trust & Banking Co., Ltd. Jun. 2005 Manager, Tokyo Corporate Business Department I, The Sumitomo Trust & Banking Co., Ltd.	1,000 shares

Candidate No.	Name (Date of Birth)	Career Summary, Positions Held, and Other Company Representation	Number of Company Shares Owned
		Apr. 2007 Managing Executive Officer, Promise Co., Ltd. Jun. 2007 Director & Managing Executive Officer in charge of the Affiliated Business Department, Promise Co., Ltd.	
6	Tetsu Suzuki (Jan. 16, 1954)	Mar. 1977 Entered Promise Trust Co., Ltd. (presently Promise Co., Ltd.) Apr. 1996 Manager, General Affairs Department, Promise Co., Ltd. Jun. 2002 Executive Officer, Promise Co., Ltd. Apr. 2007 Managing Executive Officer, Promise Co., Ltd. Apr. 2008 Managing Executive Officer in charge of the Human Resources Department and Treasury Department, Promise Co., Ltd. [Representation of Other Companies] Managing Director, Promise Corporate Pension Fund Managing Director, Promise Health Insurance Society	2,550 shares
7	Yoshiyuki Tateishi (Aug. 26, 1953)	Mar. 1977 Entered Promise Trust Co., Ltd. (presently Promise Co., Ltd.) Apr. 1991 Manager, IT Development Department II, Promise Co., Ltd. Jun. 2002 Executive Officer, Promise Co., Ltd. Apr. 2007 Managing Executive Officer in charge of the IT Planning, IT Development and IT Operation Departments, Promise Co., Ltd.	6,800 Shares
8	Teruaki Watanabe (Nov. 20, 1952)	Mar. 1978 Entered Promise Trust Co., Ltd. (presently Promise Co., Ltd.) Jun. 1995 Director, Promise Co., Ltd. Apr. 2000 Managing Director, Promise Co., Ltd. Apr. 2003 Director & Managing Executive Officer, Promise Co., Ltd. May 2004 Director & Senior Managing Executive Officer, Promise Co., Ltd. Apr. 2008 Director, Promise Co., Ltd.	5,080 shares

Candidate No.	Name (Date of Birth)	Career Summary, Positions Held, and Other Company Representation	Number of Company Shares Owned
		[Representation of Other Companies] Representative Director, SANYO SHINPAN FINANCE CO., LTD.	

(Notes)
1. Director candidate Hiroki Jinnai serves as a Trustee of the Japan Financial Services Association, and Promise Co., Ltd. is an Association member. Moreover, Director candidate Hiroki Jinnai also serves as Managing Director of Japan Consumer Counselling Fund (JCCF), and Promise Co., Ltd. contributes to the Fund.
2. Director candidate Toshihiro Kubode serves as President and Representative Director of PAL Investment (Cayman) Co., Ltd., which is a wholly-owned subsidiary of Promise Co., Ltd. Additionally, Director candidate Toshihiro Kubode also serves as Vice Chairman and Representative Director of NANJING SHENZHOU SEED INDUSTRY CO., LTD.
3. Director candidate Teruaki Watanabe serves as Representative Director of SANYO SHINPAN FINANCE CO., LTD., which is a Promise Co., Ltd. subsidiary.
4. Director candidate Tetsu Suzuki serves as Managing Director of the Promise Corporate Pension Fund and Managing Director of the Promise Health Insurance Society.
5. None of the other Director candidates have any special interests with Promise Co., Ltd.

Proposition No. 3: Election of One (1) Deputy Auditor

The proposal is for the election of one (1) Deputy Auditor in accordance with the provision of Article 329, paragraph 2 of the Corporation Law, to prepare in advance in case the number of Statutory Auditors falls below the number stipulated by law.

The Board of Statutory Auditors has already given their approval of this proposal.

The Deputy Auditor candidate is as follows:

Name (Date of Birth)	Career Summary, Positions Held, and Other Company Representation		Number of Company Shares Owned
Sumie Komiyama (Feb. 20, 1960)	Oct. 1984	Passed the National Bar Examination	0 share
	Mar. 1987	Completed judicial apprentice training at the Legal Training and Research Institute of the Supreme Court of Japan	
	Apr. 1987	Registered as an attorney-at-law working at the Kataoka & Kobayashi Law Office	
	Jan. 1996	Appointed partner at Kataoka & Kobayashi	
	Nov. 2006	Founded the Sumie Komiyama Law Office	
	Jun. 2007	Deputy Auditor, Promise Co., Ltd	

(Notes) 1. The candidate has no special interests with Promise Co., Ltd.
2. The candidate will be elected as a Deputy Outside Auditor.
3. The candidate is nominated as a Deputy Outside Auditor and deemed capable of properly fulfilling her work duties as a Deputy Outside Auditor because we have high regard for her extensive experience and performance as an attorney-at-law and judge that she can properly implement her work duties as an Outside Auditor from a perspective of having no interests with the Company, and we ask for her election.

Proposition No. 4: Payment of Bonuses to Directors and Statutory Auditors

Considering the operating results for the fiscal year under review and other factors, the Company would like to pay a total of ¥21,750,000 as bonuses to the seven Directors and three Statutory Auditors in office as of the end of the current term (¥17,250,000 to Directors and ¥4,500,000 to Statutory Auditors).

The proposal is to entrust the determinations of the specific amounts to be paid to the individual Directors and Statutory Auditors to the Board of Directors and the Statutory Auditors, respectively.

Proposition No. 5: Award of Retirement Bonus to Retiring Director

In appreciation of his service to the Company while in office, the Company would like to present a retirement bonus to Director Yasuhisa Ichikawa, who will complete his term of office and retire from the Board of Directors as of the conclusion of this Ordinary General Meeting of Shareholders, within a range stipulated in accordance with Company standards.

The proposal is to entrust the determinations of the specific amount, timing and method whereby this bonus will be presented to him to the Board of Directors.

The relevant career summary of the retiring Director is as follows:

Name	Career Summary
Yasuhisa Ichikawa	Jun. 2005 Director & Managing Executive Officer, Promise Co., Ltd.

- END -

(Translation)

FILE NO. 082-04837

June 24, 2008

To the Shareholders:

Notice of Resolutions of
the 47th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 47th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku,
Tokyo

Description

Matters to be reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 47th fiscal year (from April 1, 2007 to March 31, 2008)

   Report was made on the above business report, financial statements and results of audit.

2. Report on the non-consolidated financial statements for the 47th fiscal year (from April 1, 2007 to March 31, 2008)

   Report was made on the above financial statements..

Matters for resolution:

Proposition No. 1: Appropriation of retained earnings

The proposition was approved and adopted as proposed.

This proposal was approved in its original form. The year-end dividend will be ¥20 per share of common stock of the Company in consideration of the operating results for the fiscal year under review, business developments in the future and other factors. As a result, the total dividend for the full fiscal year is ¥40 per share, including the interim divided of ¥20 per share.

Proposition No. 2: Election of eight (8) Directors

As the terms of all Directors expired, the six Directors Hiroki Jinnai, Ken Kubo, Tsutomu Kasori, Toshihiro Kubode, Makoto Okamoto and Teruaki Watanabe were re-elected to serve additional terms and the two Directors Tetsu Suzuki and Yoshiyuki Tateishi were newly elected to serve terms on the Board of Directors.

Proposition No. 3: Election of one (1) Deputy Auditor

This proposal was approved in its original form. Sumie Komiyama was elected to serve as a Deputy Auditor.

Proposition No. 4: Payment of Bonuses to Directors and Statutory Auditors

This proposal was approved in its original form. The Company will pay a total of ¥21,750,000 as bonuses to the seven Directors and three Statutory Auditors in office as of the end of the fiscal year under review (¥17,250,000 to Directors and ¥4,500,000 to Statutory Auditors), and entrust the determinations of the specific amounts to be paid to the individual Directors and Statutory Auditors to the Board of Directors and the Statutory Auditors, respectively.

Proposition No. 5: Award of Retirement Bonus to Retiring Director

This proposal was approved in its original form. In appreciation of his service to the Company while in office, the Company will award a retirement bonus to retiring Director Yasuhisa Ichikawa within the range stipulated by the Company's standards, and entrust the determinations of the specific amount, timing and method whereby this bonus will be awarded to him to the Board of Directors.

- END -

Notice Regarding Directors and Statutory Auditors

Hiroki Jinnai and Ken Kubo were elected and took office as Representative Directors at the Board of Directors meeting held following the conclusion of the 47th Ordinary General Meeting of Shareholders.

Consequently, the Board of Directors with the following personnel will work together and strive to further advance the Company's business, and ask for your continued encouragement and support.

Description

President and Representative Director (Chief Executive Officer)	Hiroki Jinnai
Representative Director	Ken Kubo
Director	Tsutomu Kasori
Director	Toshihiro Kubode
Director	Makoto Okamoto
Director	Tetsu Suzuki
Director	Yoshiyuki Tateishi
Director	Teruaki Watanabe
Full-Time Statutory Auditor	Yukio Yoshida
Full-Time Statutory Auditor *	Hiroaki Mori
Full-Time Statutory Auditor *	Morio Kansaku

* Outside auditor

-END-

END